Exhibit 99.1

JMU Limited

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq Ticker: MFH)

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NOTICE OF ANNUAL GENERAL MEETING
to be held on April 30, 2020
(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of JMU Limited (the “Company”) will be held at Room 536, 5th Floor, Building No.1, No. 35 Shangdi East Road, Haidian District, Beijing, People’s Republic of China on April 30, 2020 at 10:00 a.m. (local time), for the purposes of considering and, if thought fit, passing the following special resolution:

1.	“IT IS RESOLVED AS A SPECIAL RESOLUTION that the Company’s name be changed from “JMU Limited” to “Mercurity Fintech Holding Inc.”

The board of directors of the Company has fixed the close of business on March 31, 2020 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof.

Holders of record of our ordinary shares at the close of business on the Record Date are entitled to attend, and to vote at, the AGM and any adjournment or postponement thereof in person. Beneficial owners of the Company’s ADSs are welcome to attend the AGM in person but must act through Citibank, N.A., the depositary of the Company’s ADS program to exercise their voting rights for the underlying ordinary shares. In order to assist us in our preparation for the annual general meeting, please RSVP by email to ir@mercurity.com.

By Order of the Board of Directors,
JMU Limited

By:	/s/ Hua Zhou
Name:	Hua Zhou
Title:	Chairperson of the Board and Chief Executive Officer

Beijing, China
March 30, 2020